EXHIBIT 99.1

POET Technologies Appoints Glen Riley to Board of Directors

Industry Veteran Adds Over 30 Years of Leadership Experience in Semiconductors and Optoelectronics

TORONTO, Dec. 07, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced the appointment of Glen Riley to the Board of Directors.

Riley’s extensive and relevant experience includes more than 30 years in leadership roles spanning both the semiconductor and optoelectronics industries. He most recently served as General Manager of the Filter Solutions Business Unit at Qorvo, where he was responsible for developing highly integrated RF modules used in flagship smartphones. Prior to the merger of RFMD and TriQuint that formed Qorvo, he held multiple leadership roles at TriQuint, including Managing Director of international headquarters in Singapore, General Manager of the GaAs foundry business, and General Manager of Optoelectronics. Riley was previously the Chief Executive Officer of Opticalis, an early stage optoelectronics company focused on the development of high-density wavelength division multiplexing products. He also held prior roles as Vice President and General Manager of the Optoelectronic business at Agere Systems, and President of Asia-Pacific Sales and Marketing at Lucent Technologies Microelectronics Group.

“Glen is an excellent addition to POET’s board, bringing extensive executive experience from leading semiconductor and optoelectronics companies,” said Dr. Suresh Venkatesan, Executive Chairman and CEO of POET. “He has highly relevant experience in the development and advancement of market-leading solutions, in particular his past work with new technology solutions that helped to increase the capacity of existing fiber optic networks for less than half the cost of traditional solutions. We are pleased to welcome him to the Board and look forward to Glen’s contribution of valuable experience and insight as we continue to advance toward commercialization of the POET Optical Interposer platform.”

Riley currently serves as a member of the advisory board at Resonant, a publicly-traded company that designs and develops advanced acoustic filters for 5G RF solutions. He graduated as valedictorian with a B.S. degree in Electrical Engineering from the School of Engineering at the University of Maine and completed The General Manager Program at Harvard Business School.

Options Grant

The Board approved a grant of 224,600 stock options to Glen Riley. The options are exercisable for 10 years at a price of CAD$0.50 (US$0.33), being the closing price of the Company’s shares on December 4, 2020. The directors’ options vest quarterly in arrears over the one year of service as a director until the next Annual General Meeting.

The options were granted subject to provisions of the Company’s 2020 stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the 3-months ended September 30, 2020, which were filed on SEDAR on November 18, 2020.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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